WALLACE A. GLAUSI

ATTORNEY AT LAW
3673 CANADIAN WAY
TUCKER, GEORGIA  30084

(503) 515-3657

February 5, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Re	BiologX, Inc.
Response to Comments on Amendment No. 1 to Offering Statement on Form 1-A Filed January 15, 2021 File No. 024-11378

Dear Examiners,

Below are our comments, in bold type, to your letter of January 24, 2021.

Amendment No. 1 to Offering Statement on Form 1-A filed January 15, 2021

Description of our Business, page 18

1.

We note your response to our prior comment 3 and reissue. Given the current, early stage of your development of your insulin product candidate, please provide the basis for each of the claims in your comparison table on page 18. In addition, please disclose the source or sources you used or otherwise describe how you arrived at the statistics you include for your competitors' production process.

ANSWER:

We have revised the Offering Statement to remove the comparison table and revised our language accordingly. The prior comparison table was based on Ron Zimmerson’s personal experience, expertise, and industry knowledge (more than one-quarter century with Eli Lilly, as their chief scientist for insulin, and continuing relationships with colleagues in the industry, including at Lilly), as well as Dr. Donna Zimmerman’s continuing work in the industry and review of required public filings regarding changes in process (or lack thereof, as the case may be).

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

February 5, 2021

2.

We note your statement that you have an "automated and scaled down process," a "50% production yield" and that your "technology will make [y]our U.S.-manufactured insulin and insulin analogs cost-competitive on a global scale." Please revise your disclosure to discuss how your process is "automated and scaled down" and briefly disclose how your production process works so that investors can better understand the "technology" you are trying to develop.

ANSWER:

We have revised the language in the Offering Statement to remove specific comparisons or claims. The process and technology that has been developed is both highly technical and proprietary, and would be inappropriate to disclose in a public document.

Market Opportunity, page 25

3.

We note your updated graphic on page 25 where you claim that "BiologX Insulin Prices will be up to 70% less." Please provide your basis for this claim and clarify what you are comparing your potential product to (e.g. generics or brand-name drugs).

ANSWER:

We have removed the graphic from the Offering Statement to avoid the necessity to track specific price comparisons with each existing insulin product on the market.  Additionally, we have included cites for statistics and information contained in the Offering Statement.

Dilution, page 28

4.

We note your response to prior comment number 12 including your revised disclosure on page 28. Please revise your dilution table to clearly show the price to the public charged for each share in this offering and the dilution per share to new investors. In addition, please review your calculations and revise if applicable. Specifically, please correct or otherwise advise on how you arrived at $44.11429 change in value and 888.29% percentage dilution in the 50% column.

ANSWER: Appropriate changes and corrections have been made in the Offering Statement.

Management Biographies, page 33

5.

We note your updated disclosure that includes biographies for your two new executives, Dr. Donna Zimmerman and Dr. Fleming. Please clearly disclose each person’s principal occupation or position of employment in the past five years by providing dates of employment for each occupation or employment mentioned and providing the name and principal business of any corporation or other organization in which such occupations or employment were carried on. Please refer to Item 10(c) of Form 1-A.

ANSWER: Appropriate changes and additions have been made to the Offering Statement.

Item 16. Index to Exhibits, page 49

6.	Please ensure that the consent of your independent audit firm is updated in future amendments.

ANSWER: Noted and done.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

February 5, 2021

General

7.

We note your response to prior comment 11 and reissue in part. The information in your materials available on https://www.manhattanstreetcapital.com/biologx (the "Manhattan Materials") website should be consistent with the information in your Offering Circular. In this regard, we note the Manhattan Materials contain statements and projections which are not supported by information in your Offering Circular. For example only, we note the following statements, which do not appear in your offering circular:

•	47% Demand Increase for Regular Human Insulin

•	Growing at a rate of 2 times the rate of pharma

Please revise as appropriate, or advise. Refer to Rule 255(d).

ANSWER:

The Manhattan Materials are currently being revised to fully comport with the statements made in the Offering Statement.  We expect these revisions to be publicly available within 2 to 3 business days.

Respectfully submitted,

Attorney at Law